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                                                                      EXHIBIT 16


WOLF HALDENSTEIN ADLER
  FREEMAN & HERZ, LLP
FRANCIS M. GREGOREK (144785)
BETSY C. MANIFOLD (182450)
FRANCIS A. BOTTINI, JR. (175783)
600 West Broadway, Suite 1800
San Diego, CA  92101
Telephone:  619/338-4599

Attorneys for Plaintiff



                    SUPERIOR COURT OF THE STATE OF CALIFORNIA

                               LOS ANGELES COUNTY

DANIEL W. KRASNER, On Behalf of           )   Case No.
Himself and All Others Similarly          )
Situated,                                 )   CLASS ACTION
                                              ------------
                                          )
                             Plaintiff,   )   COMPLAINT FOR BREACH OF
                                          )   FIDUCIARY DUTIES
     vs.                                  )
                                          )
XYLAN CORPORATION, STEVE Y. KIM,          )
YURI PIKOVER, ROBERT S. CECIL,            )
ROBERT C. HAWK, TRUDE C. TAYLOR,          )
JOHN L. WALECKA and ALCATEL SA,           )
                                          )
                             Defendants.  )   Plaintiff Demands A
                                          )   Trial By Jury
------------------------------------------    -------------------

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                             CLASS ACTION COMPLAINT

        Plaintiff, by and through his attorneys, alleges the following upon information and belief:

                                SUMMARY OF ACTION

        1. This action arises out of the proposal by Alcatel SA ("Alcatel"), a 6.5% shareholder of Xylan Corp. ("Xylan" or the "Company"), and one of its most significant customers, if not its most significant customer, to acquire the shares of Xylan it does not already own, for grossly inadequate consideration and in breach of defendants' fiduciary duties. Plaintiff brings this action as a class action on behalf of himself and all other public stockholders of the Company who are similarly situated, to void and enjoin defendants' efforts to deprive the Company's public shareholders of their equity interest in Xylan at a grossly unfair and inadequate price and to usurp the benefits of the Company's growth and future prospects for defendants' own benefit.

                             JURISDICTION AND VENUE

        1. This Court has jurisdiction over the cause of action asserted herein pursuant to the California Constitution, Article VI, Section 10, because this case is a cause not given by statute to other trial courts.

        2. This Court has jurisdiction over Xylan because this defendant is a citizen of California with its principal place of business located at 26707 West Agoura Road, Calabasas, California.

        3. Venue is proper in this Court because the conduct at issue took place and had an effect in this County.


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                                   THE PARTIES

        4. Plaintiff Daniel W. Krasner is the owner of shares of the common stock of Xylan.

        5. Defendant Xylan is a California corporation with its principal executive offices located at 26707 West Agoura Road, Calabasas, California. Xylan is a provider of high-band width switching systems that enhance the performance of existing local area networks and facilitates migration to networking technologies, such as Automatic Teller Machines.

        6. Defendant Steve Y. Kim is Chairman, CEO and President of Xylan.

        7. Defendant Yuri Pikover is Executive Vice President and a director of Xylan.

        8. Defendant Robert S. Cecil is a director of Xylan.

        9. Defendant Robert C. Hawk is a director of Xylan.

        10. Defendant Trude C. Taylor is a director of Xylan.

        11. Defendant John L. Walecka is a director of Xylan.

        12. The foregoing individuals (collectively the "Individual Defendants") as officers and/or directors of Xylan are in a fiduciary relationship with plaintiff and other public shareholders and owe plaintiff and the other public shareholders the highest obligations of good faith, candor, loyalty and fair dealing.

        13. The Individual Defendants suffer from disabling conflicts of interests and thus cannot adequately protect the interests of the public Xylan shareholders.

        14. Defendant Alcatel is a French-based telecommunications company. Alcatel owns or controls 6.5 percent of the outstanding


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shares of Xylan and dominates and controls Xylan through Xylan's reliance on
Alcatel's significant joint technology and distribution arrangements with the Company and the fact that Alcatel accounts for 11% of Xylan's revenue.

                            CLASS ACTION ALLEGATIONS

        15. Plaintiff brings this action pursuant to Section 382 of the California Code of Civil Procedure on his own behalf and as a class action on behalf of all public stockholders of Xylan (excluding defendants and their affiliates), or their successors in interest, who are or will be threatened with injury arising from defendants' actions as more fully described herein (the "Class").

        16. This action is properly maintainable as a class action:

               (a) The Class is so numerous that joinder of all members is impracticable. As of February 27, 1999, there were approximately 42 million shares of Xylan common stock outstanding, 20 million of which were publicly held by what plaintiff believes to be thousands of stockholders of record. Members of the Class are scattered throughout the United States.

               (b) There are questions of law and fact which are common to the Class and which predominate over questions affecting any individual Class member.

               (c) Defendants have acted and will continue to act on grounds generally applicable to the Class, thereby making appropriate final injunctive or corresponding declaratory relief with respect to the Class as a whole.

               (d) A class action is superior to other methods for


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the fair and efficient adjudication of the claims herein asserted and no unusual difficulties are likely to be encountered in the management of this class action. The likelihood of individual class members prosecuting separate claims is remote.

        17. Plaintiff is committed to the prosecution of this action and has retained competent counsel experienced in litigation of this nature. Plaintiff's claims are typical of the claims of other members of the Class and plaintiff has the same interests as the other members of the Class. Accordingly, plaintiff is an adequate representative of the Class and will fairly and adequately protect the interests of the Class.

        18. Plaintiff does not anticipate any difficulty in the management of this litigation as a class action.

                             SUBSTANTIVE ALLEGATIONS

        19. On March 2, 1999 Alcatel announced a proposal to acquire the shares of Xylan it does not already own for $37 per share, or $2 billion (the "Transaction"). The Transaction provides that the acquisition will be made by cash tender offer commencing on March 8, 1999 and scheduled to expire 20 business days thereafter. Both companies' board of directors approved the acquisition and the Xylan board has recommended that its shareholders accept the tender.

        20. Xylan has extremely significant joint technology products and distribution arrangements with Alcatel. Moreover, Alcatel accounted for more than 11% of Xylan's revenue in 1997 i.e., the latest figures available. Xylan is extremely dependent on Alcatel's business.

        21. As such Alcatel is in a controlling and dominate


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position over Xylan and its board of directors and can and has used that dominant position to force the Xylan Board of Directors to accept its inadequate proposal.

        22. Although Alcatel's offer amounts to a 37% premium over its March 1, 1999 closing price Xylan's business has been growing at an extraordinary pace over the last two years, growing at a rate of 65%. Moreover Xylan's recent fourth quarter profit rose 67% on strong sales. Alcatel, through its extensive joint ventures with Xylan, is intimately aware of the Company's growth prospects. Because Alcatel is in possession of proprietary information concerning Xylan's future financial prospects it is aware of the fact that the Company is worth more than the $37.00 per share offered under the Transaction. Additionally, the Company's stock price has traded as high as $31.00 as recently as July 20, 1998. Alcatel is therefore taking advantage of the fact Xylan stock does not fully reflect the Company's financial prospects.

        23. The Individual Defendants' are obligated among other things, to: (a) undertake an appropriate evaluation of any bona fide offers, and take appropriate steps to solicit all potential bids for the Company or its assets, consider strategic alternatives and otherwise obtain the best transaction reasonably available to maximize shareholder value; (b) take appropriate steps to have any offer for the company reviewed independently, including appointing a truly disinterested representative of the public shareholders or requiring a vote of a majority of the public stockholders so that the interests of Xylan's public stockholders are protected; and (c) adequately ensure that no


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conflicts of interest exist between defendants' own interests and their fiduciary obligations to the public stockholders of Xylan and that the terms of any proposal by Alcatel are entirely fair.

        24. By virtue of the conduct alleged herein, Alcatel and the Individual Defendants are not complying with their fiduciary duties or adequately protecting the interests of the Class, and are enriching Alcatel at the expense of the Class.

        25. As a result of the foregoing, the Individual Defendants and Alcatel have breached fiduciary duties owed to Xylan and its public stockholders.

        26. Unless enjoined by this Court, defendants will continue to breach fiduciary duties owned to plaintiff and the other members of the Class and will benefit themselves, all to the irreparable harm of the Class, as aforesaid.

        27. Plaintiff and the other members of the Class have no adequate remedy at law.

                                PRAYER FOR RELIEF

        WHEREFORE, plaintiff demands judgment as follows:

        1. declaring this to be a proper class action;

        2. enjoining the consummation of the Transaction pending institution of adequate safeguards to protect the interests of the Class, or, alternatively, awarding rescissory damages;

        3. ordering the Individual Defendants to carry out their fiduciary duties to plaintiff and the other members of the Class;

        4. ordering defendants, jointly and severally, to account to plaintiff and the other members of the Class for all damages suffered and to be suffered by them as a result of the acts and transactions alleged herein;


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        5. declaring that the Individual Defendants and each of them have violated their fiduciary duties to the Class and/or aided and abetted such breach;

        6. awarding plaintiff the costs and disbursements of the action, including a reasonable allowance for plaintiff's attorney's fees and experts' fees; and

        7. granting such other and further relief as this Court may deem to be just and proper.

                                   JURY DEMAND

        Plaintiff demands a trial by jury.

DATED:  March 2, 1999         WOLF HALDENSTEIN ALDLER FREEMAN & HERZ, LLP
                              FRANCIS M. GREGOREK
                              BETSY C. MANIFOLD
                              FRANCIS A. BOTTINI, JR.

                              /s/ FRANCIS M. GREGOREK
                              ---------------------------------------------
                                  FRANCIS M. GREGOREK

                              600 West Broadway, Suite 1800
                              San Diego, CA  92101
                              Telephone:  619/338-4599

                              Attorneys for Plaintiff


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